82-03138

BAE Systems plc

07025254

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 29 June 2007 BAE Systems plc:

(i) had 3,566,591,303 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 61,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,504,646,303.

The total voting rights figure (3,504,646,303) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

29 June 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BAE Systems plc

2. Reason for the notification	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ____________________	

3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	28 June 2007
6. Date on which issuer notified:	29 June 2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	

A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**		**Number of voting rights**		**% of voting rights**	
			Direct	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	204,399,950	204,399,950		210,899,948		210,899,948		6.0177%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A				

Total (A+B)	
Number of voting rights	**% of voting rights**
210,899,948	6.0177%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

Additional information:	<u>Capital Group International, Inc ("CGII") holdings</u> Holdings by CGII Management Companies and Funds: Number of Shares % of outstanding Capital Guardian Trust Company 123,042,472 3.511% Capital International Limited 44,367,788 1.266% Capital International S.A. 15,613,949 0.446% Capital International, Inc. 27,875,739 0.795%

END